FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of May 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Continuation of and Partial Revisions to the Long-Term Incentive Plan for Members of the Board of Directors in Fiscal 2019

2.	Continuation of Stock Grant System (Global Long-Term Incentive Plan) for Company Group Management in Japan and Overseas in Fiscal 2019

3.	Notice Concerning Issuance of New Stocks through Third-Party Allotment associated with Continuation of Stock Grant System (Global Long-Term Incentive Plan) for Company Group Management in Japan and Overseas in Fiscal 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 14, 2019	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

Better Health, Brighter Future

News Release

Continuation of and Partial Revisions to the Long-Term Incentive Plan

for Members of the Board of Directors in Fiscal 2019

Osaka, Japan, May 14, 2019 — Takeda Pharmaceutical Company Limited (“Company”) (TSE: 4502/NYSE: TAK) announced today that the meeting of the Board of Directors held today resolved to continue the long-term incentive plan (“LTI”) for members of the Board of Directors which was adopted in fiscal 2016, as well as to propose partial revisions to the LTI to the 143rd General Shareholders’ Meeting (“Shareholders’ Meeting”) to be held on June 27, 2019(*1).

1.	Outline of the LTI

(1)

Whereas the Company introduced the LTI for Directors of the Company in fiscal 2016. Specifically, (1) for Directors who are not members of the Audit and Supervisory Committee (excluding External Directors and Directors residing overseas) (“Directors Eligible for Performance-linked Compensation”), a highly transparent and objective compensation system for Directors that is closely linked to company performance has been adopted in order to improve the Company’s mid- and long-term performance as well as to raise awareness of the need to help increase the Company’s value, and on the other hand, (2) for Directors who are members of the Audit and Supervisory Committee and External Directors (“Directors Not Eligible for Performance-linked Compensation”), a highly transparent and objective compensation system for Directors that is not linked to company performance has been adopted, in order to ensure that their compensation is within the appropriate scope in consideration of the role to be fulfilled by them, and to thereby further promote their awareness of sharing common interests with shareholders and contributing to the increase of the corporate value of the Company, while ensuring their adequate supervisory functions which judge the validity of the execution of duties from an objective standpoint.

(2)

The LTI utilizes a mechanism called a Board Incentive Plan Trust (“BIP Trust”) under which the BIP Trust will be established (including where the trust term of the BIP Trust already established in the previous year is extended to allow the said BIP Trust to be continued; the same shall apply hereinafter) for Directors who are not members of the Audit and Supervisory Committee (excluding Directors residing overseas who are not External Directors; the same shall apply hereinafter) and Directors who are members of the Audit and Supervisory Committee.

With respect to the LTI in and after fiscal 2019, the content thereof will be partially revised(*2).

(3)

The BIP Trust is an incentive plan for Directors based on the Performance Share system and Restricted Stock system. The Company shares that are acquired by the BIP Trust and the amount of money equivalent to Company shares converted into cash (“Company Shares, etc.”) will be vested or paid (“vested, etc.”) to (1) Directors Eligible for Performance-linked Compensation based on the achievement of performance goals, etc. (*3) at a set time along with dividends from Company shares. (2) For Directors Not Eligible for Performance-linked Compensation, the Company shares shall be vested, etc., three (3) years after the date when base points (provided in 3. 1(4) below) will be granted, in a set amount regardless of the achievement of performance goals, etc. along with dividends from Company shares in light of securing proper and objective supervisory functions on the validity of execution of duties.

(4)	Partial revisions to the LTI shall require resolution to approve them by the Shareholders’ Meeting.

(*1)

The compensation for Directors who are not members of the Audit and Supervisory Committee (excluding External Directors) consists of “Basic Compensation,” “Bonus,” and “Performance-linked stock compensation.” The compensation for Directors who are members of the Audit and Supervisory Committee and External Directors consists of “Basic Compensation” and “Non-Performance-linked stock compensation.”

(*2)

The Company has established the Compensation Committee with an External Director as its Chairperson, to serve as an advisory organization for the Board of Directors to ensure the appropriateness of Directors’ compensation, etc. and transparency in the decision-making process thereof. The continuation of and partial revisions to the LTI were deliberated at the Compensation Committee prior to the resolution by the Board of Directors. The evaluation of the achievement of performance goals, etc. will be discussed at the Compensation Committee and deliberated and determined at the Board of Directors.

(*3)

Performance goals are linked with mid- to long-term performance indicators and adopt targets involving the achievement, etc. of transparent and objective indicators, such as consolidated revenue, free cash flow, indicators on earnings, R&D targets, Integration success factors, etc.

2.	Structure of the BIP Trust

(1)	On partial revisions to the LTI in fiscal 2019, the Company shall obtain a resolution of the Shareholders’ Meeting on the compensation for Directors.

(2)	The Company shall establish or partially revise the Policies on Long-Term Incentive Plan related to the compensation for Directors.

(3)

For Directors who are not members of the Audit and Supervisory Committee and those who are, the Company entrusts money to Mitsubishi UFJ Trust and Banking Corporation (“Trustee”) to the extent approved by the resolution at the Shareholders’ Meeting specified in (1) above, and establishes a trust (“Company BIP Trust”) wherein Company Directors who meet the beneficiary requirements are Beneficiaries (with respect to the Company BIP Trust already established, the Company extends the term thereof).

(4)	The Trustee (of the Company BIP Trust) acquires Company shares from the stock market using money contributed in procedure (3) in accordance with the directions of the Trust Administrator.

(5)	Dividends will be paid for Company shares under the Company BIP Trust as well as for other Company shares.

(6)	Voting rights will not be exercised during the trust term with regard to Company shares under the Company BIP Trust.

(7)

During the trust term, pursuant to the Policies on Long-Term Incentive Plan of the Company, Beneficiaries will receive Company shares equivalent to a certain ratio of share conversion points after the points have been granted. Meanwhile, Company shares in a number equivalent to the remaining share conversion points will be converted into cash in the Company BIP Trust determined by the provisions of the Trust Agreement and Beneficiaries will receive the monetary equivalent (dividends from Company shares will also be paid to Beneficiaries corresponding to the number of Company Shares, etc. that are vested, etc. by the Company BIP Trust).

(8)

If there are residual shares at the expiry of the trust term due to non-achievement of performance targets, resignation because of his/her own convenience, dismissal or for other reasons during the trust term, the Company BIP Trust may continue to be used as a type of incentive plan similar to the LTI by changing the trust agreement and entrusting additional money to the Company BIP Trust, or the Company BIP Trust may voluntarily convey the said residual shares to the Company and the Company may acquire them without payment and cancel the residual shares by a resolution of the Board of Directors meeting.

(9)

Residual properties after distribution to Beneficiaries at the end of the Company BIP Trust will belong to the Company to the extent of allowances for trust expenses, which are calculated by deducting the funds to acquire Company shares from the trust money. The portion exceeding the allowances for trust expenses will be donated to groups that have no conflict of interest with the Company and the Company Directors.

(Note)	If there are no Company shares under the Company BIP Trust due to the vesting, etc. of Company Shares, etc. to Beneficiaries, the Company BIP Trust will be discontinued before expiry of the trust term. The Company may entrust additional money to the Company BIP Trust as funds to acquire Company shares, and the Company BIP Trust may acquire additional Company shares to the extent of funds necessary to acquire shares that were approved by resolution of the Shareholders’ Meeting and to the extent of the Upper Limit Number for the Vesting of Shares set for Plans I, II and III (provided in 3.(6) below).

3.	Content of the LTI and Plans (which will be revised once Shareholder approval is obtained)

The LTI comprises plans for Internal Directors (excluding Directors who are members of the Audit and Supervisory Committee and Directors residing overseas; the same shall apply hereinafter) (“Plan I”), External Directors (excluding Directors who are members of the Audit and Supervisory Committee; the same shall apply hereinafter) (“Plan II”), and Directors who are members of the Audit and Supervisory Committee (“Plan III”).

Directors who are not members of the Audit and Supervisory Committee		Directors who are members of the Audit and Supervisory Committee

Internal Directors(ø)	External Directors	Internal Directors	External Directors

Directors Eligible for Performance-linked Compensation	Directors Not Eligible for Performance-linked Compensation

Plan I	Plan II	Plan III

(ø)	Excluding Directors residing overseas.

The revision of the LTI and Plans is intended to make the compensation level and compensation structure for Directors the most advanced as a global bio-pharmaceutical company, in order to maximize the Company’s performance and to ensure the successful completion of the integration with Shire plc (“Shire Integration”). By such revision, with respect to the compensation system for the Directors Eligible for Performance-linked Compensation, the Company proposes to increase the ratio of performance-linked compensation to Basic Compensation to further strengthen the linkage between the Company’s performance and Directors’ compensation and to make other revisions, and with respect to the compensation system for the Directors Not Eligible for Performance-linked Compensation, proposes to change the timing of payment of non-performance based compensation from resignation/retirement to the elapse of three (3) years after the date when base points on which the calculation of such compensation is based will be granted to align and maintain consistency of the vesting schedule with Internal Directors, and to make other revisions. Partial revisions to the LTI shall be made on the condition that the resolution to approve them by the Shareholders’ Meeting is obtained. The content of the LTI and the Plans after partial revisions is as follows. To clarify, the changes will only be effective for the newly established trust in fiscal 2019 and no changes will be made for that already established under the LTI and Plans which received approval at the 140th Ordinary General Meeting of Shareholders on June 29, 2016 (“Previous Plan”).

(1)	Period and Framework

The Trust established in fiscal 2019 (“Trust”) will vest, etc. a specified amount of Company Shares, etc., along with dividends from Company shares, as compensation for Directors for three (3) years, from the fiscal year ending March 31, 2020 up to the fiscal year ending March 31, 2022 (“Plan Period”).

Compensations under Plan I will consist of a Fixed Portion, in which a specified amount of Company Shares, etc. is vested, etc. each year, and a Variable Portion, where Company Shares, etc. are vested, etc. based on the achievements of performance goals, etc. during the Plan Period. With respect to the Variable Portion, the Company will introduce a Special one-time Performance Share Unit deeply embedded in the success of the Shire Integration and delivering on the commitments made for the next three (3) years under a newly established trust in fiscal 2019. This is to ensure the success of the Integration with fully committed Internal Directors during this important period.

Compensations under Plan II will consist of a Fixed Portion only, in which a specified amount of Company Shares, etc. is vested, etc. three (3) years after the date when base points (provided in (4) below) will be granted. With respect to Plan II, the Company will provide the External Directors who were elected at the Extraordinary General Meeting of Shareholders (December 5, 2018) and took office as of January 8, 2019 with base points targeting their term of office from the date of taking office to the date before the Shareholders’ Meeting (the “Ex-Post Evaluation Base Points” provided in (4) below) as well as base points targeting their term of office starting on the date of the Shareholders’ Meeting (meaning base points for annual grant provided in (4) below), which are granted on the condition that such External Directors hold office on July 1, 2019, under a newly established trust in fiscal 2019, and the Previous Plan is to be applied to the Ex-Post Evaluation Base Points of such External Directors, the share conversion points (provided in (4) below) calculated by the Ex-Post Evaluation Base Points and the delivery of the shares of the Company corresponding to such share conversion points.

Compensations under Plan III will consist of a Fixed Portion only, in which a specified amount of Company Shares, etc. is vested, etc. three (3) years after the date when base points will be granted.

The Company plans to continue the same type of incentive plans as Plans I, II and III following the next fiscal year and thereafter by establishing new Company BIP Trusts, or changing the existing Company BIP Trust, for which the trust term has expired, and entrusting additional money. The incentive plans to be implemented in the next fiscal year and thereafter will be determined by resolution of the Board of Directors to the extent of the resolution approved by the Shareholders’ Meeting.

(2)	Eligibility for the Plan (Requirements for Beneficiaries)

Those who hold office as Internal Directors at the time of establishment of the Trust (“Eligible Persons I”) may be vested, etc. the number of Company Shares, etc. corresponding to the share conversion points at a specified time annually from the Trust on completing the specified procedures to be designated as Beneficiaries, if the Internal Directors satisfy the following requirements for Beneficiaries.

Requirements for Beneficiaries in Plan I are as follows:

(i) a person holds office as an Internal Director as of June 1 of the given year during the Plan Period; (*4) (*5) and

(ii) a person satisfies other requirements found necessary to accomplish the purpose of the LTI.

(*4)

If an Eligible Person I resigns from the office of Internal Director (excluding the case of resignation due to his/her own convenience or dismissal), the share conversion points will be granted to him/her and he/she may be vested, etc. the number of Company Shares, etc. corresponding to the share conversion points from the Trust, just as if he/she had held office as an Internal Director upon expiry of the Plan Period.

(*5)

In the event that an Eligible Person I dies during the trust term, the inheritor of such Eligible Person I will convert into cash within the Trust any and all of the shares of the Company corresponding to the share conversion points granted to such Eligible Person I, and will receive such monies.

Those who hold office as External Directors at the time of establishment of the Trust (“Eligible Persons II”) may be vested, etc. the number of Company Shares, etc. corresponding to the share conversion points from the Trust three (3) years after the date when base points will be granted on completing the specified procedures to be designated as Beneficiaries, if the External Directors satisfy the following requirements for Beneficiaries.

Requirements for Beneficiaries in Plan II are as follows:

(i) a person holds office as an External Director as of June 1 of the year following the creation of the Trust(*6) (*7); and

(ii) a person satisfies other requirements found necessary to accomplish the purpose of the LTI.

(*6)

If an Eligible Person II resigns from the office of External Director (excluding the case of resignation due to his/her own convenience or dismissal), the share conversion points will be granted to him/her and he/she may be vested, etc. the number of Company Shares, etc. corresponding to the share conversion points from the Trust, just as if he/she had held office as an External Director upon expiry of the Plan Period.

(*7)

In the event that an Eligible Person II dies during the trust term, the inheritor of such Eligible Person II will convert into cash within the Trust any and all of the shares of the Company corresponding to the share conversion points granted to such Eligible Person II, and will receive such monies.

Those who hold office as Directors who are members of the Audit and Supervisory Committee (“Members of the Audit and Supervisory Committee”) at the time of establishment of the Trust (“Eligible Persons III”) may be vested, etc. the number of Company Shares, etc. corresponding to the share conversion points from the Trust three (3) years after the date when base points will be granted on completing the specified procedures to be designated as Beneficiaries, if the Members of the Audit and Supervisory Committee satisfy the following requirements for Beneficiaries.

Requirements for Beneficiaries in Plan III are as follows:

(i) a person holds office as a Member of the Audit and Supervisory Committee as of June 1 of the year following the creation of the Trust(*8) (*9); and

(ii) a person satisfies other requirements found necessary to accomplish the purpose of the LTI.

(*8)

If an Eligible Person III resigns from serving as a Member of the Audit and Supervisory Committee (excluding the case of resignation due to his/her own convenience or dismissal), the share conversion points will be granted to him/her and he/she may be vested, etc. the number of Company Shares, etc. corresponding to the share conversion points from the Trust, just as if he/she had held office as a Member of the Audit and Supervisory Committee upon expiry of the Plan Period.

(*9)

In the event that an Eligible Person III dies during the trust term, the inheritor of such Eligible Person III will convert into cash within the Trust any and all of the shares of the Company corresponding to the share conversion points granted to such Eligible Person III, and will receive such monies.

(3)	Trust Term

The trust term shall be approximately three (3) years, from August 1, 2019 (scheduled) until the end of August 2022 (scheduled).

The Trust may be continued as the same type of incentive plan as Plans I, II and III by changing the trust agreement and entrusting additional money at the expiry of the trust term. At the expiry of the trust term, when an Eligible Person II possibly meeting the requirements for Beneficiaries holds office as an External Director or an Eligible Person III possibly meeting the requirements for Beneficiaries holds office as a Member of the Audit and Supervisory Committee, the base points shall not be granted to the concerned Eligible Person II or Eligible Person III thereon, though, the trust term of the Trust may be extended until the completion of vesting, etc. of Company Shares, etc. to the concerned Eligible Person II or Eligible Person III.

(4)	Company Shares, etc. to Be Vested, etc. to Eligible Persons I, II and III

The Company will grant, for Eligible Persons I, “share conversion points” calculated in accordance with the degree of achievement, etc. of the performance objectives of the Company, and for Eligible Persons II and Eligible Persons III, “share conversion points” of a fixed number irrespective of the degree of achievement, etc. of the performance objectives of the Company, respectively, in accordance with the base points to be granted in accordance with the nature of the duties and responsibilities, etc. of each Director who is an Eligible Person I/II/III. The number of shares of the Company to be delivered to each Director through the Plan is determined to be one (1) share per share conversion point granted to each Director. In the event that the shares of the Company subject to the Trust increase or decrease due to share split, share allotment without contribution, share consolidation, etc., the Company will adjust, in accordance with a reasonable method, the number of shares of the Company to be delivered for each share conversion point.

Concretely, first of all, base points will be granted to an Eligible Person I holding office as an Internal Director, to an Eligible Person II holding office as an External Director and to an Eligible Person III holding office as a Member of the Audit and Supervisory Committee as of July 1 of the year of creation of the Trust in accordance with the following formula; however, base points for Special one-time Performance Share Unit are to be provided only to Internal Directors. Ex-Post Evaluation Base Points will be granted to the External Directors who were elected at the Extraordinary General Meeting of Shareholders (December 5, 2018) and took office as of January 8, 2019.

[Base Points Calculation Formula]

- Base points for annual grant

Basic annual compensation amount X target ratio of annual grant / closing price of the shares of the Company on the Tokyo Stock Exchange on July 1 of the year of creation of the Trust (if there is no closing price for such date, then the closing price on the date on which a transaction was performed immediately prior to such date)

- Base points for Special one-time Performance Share Unit

Basic annual compensation amount X target ratio of Special one-time Performance Share Unit / closing price of the shares of the Company on the Tokyo Stock Exchange on July 1 of the year of creation of the Trust (if there is no closing price for such date, then the closing price on the date on which a transaction was performed immediately prior to such date)

- Ex-Post Evaluation Base Points

The Ex-Post Evaluation Base Points shall be calculated under the Previous Plan.

*	Fractions after the decimal point are disregarded.

*

The basic annual compensation amount and target ratio will be determined in consideration of the nature of the responsibilities and duties of each Director who is an Eligible Person I/II/III, the percentage of monetary and stock compensation in the overall compensation for Directors, and other factors.

(Calculation of Share Conversion Points under Plan I)

Among those who are granted the above base points, the share conversion points shall be granted to Eligible Persons I who hold office as an Internal Director as of June 1 of each year from the year following the creation of the Trust until three (3) fiscal years thereafter, in accordance with the following formula.

[Calculation Formula of Share Conversion Points granted to Eligible Persons I]

(i) Year following the creation of the Trust and the year after such year

[Initial base points for annual grant × 40% × 1/3]+[Initial base points for Special one-time Performance Share Unit × 1/3 × Performance linked coefficient (a)]

(ii) During and after three (3) fiscal years after the creation of the Trust

[Initial base points for annual grant × 40% × 1/3]+[Initial base points for annual grant × 60% × Performance linked coefficient (b)]+[Initial base points for Special one-time Performance Share Unit × 1/3 × Performance linked coefficient (a)]

*

A different performance linked coefficient (performance linked coefficient (a) or (b)) will be applied to initial base points for annual grant and initial base points for Special one-time Performance Share Unit.

*

Fractions after the decimal point are disregarded regarding the share conversion points in Years 1 and 2, and the total of fractions are added to the share conversion points in Year 3, where the fractions after the decimal point for the total shall be disregarded.

*

The performance linked coefficient will be determined within a scope of 0%-200% in accordance with the achievement, etc. of the consolidated revenue, operating free cash flow, indicators on earnings, R&D targets, Integration success factors, etc. of every fiscal year or over the three (3) fiscal years (in either case, as of the end of March) during the Plan Period set at the time of creation of the Trust. However, in the case that an Eligible Person I assumes, after his/her resignation/retirement, the position of Director who is an Audit and Supervisory Committee Member, the performance linked coefficient will be calculated as 100% irrespective of the achievement, etc. of the performance objectives during the Plan Period.

*	Evaluation of performance achievements, etc. is deliberated and determined by the Board of Directors after review by the Compensation Committee.

*

Base points granted to Eligible Persons I shall be reduced by the number equivalent to the base points used for the calculation of share conversion points in each fiscal year; i.e., the result of the calculation by [ ] employing the above formula.

If an Eligible Person I resigns from the office of Internal Director (excluding the case of resignation due to his/her own convenience or dismissal), the share conversion points will be granted to him/her and he/she may be vested, etc. the number of Company Shares, etc. corresponding to the share conversion points from the Trust, just as if he/she had held office as an Internal Director until the expiry of the Plan Period.

(Calculation of Share Conversion Points under Plan II)

Among those who are granted the above base points, the share conversion points shall be granted to Eligible Persons II who hold office as an External Director as of June 1 of the year following the creation of the Trust, in accordance with the following formula. In addition to such share conversion points below, share conversion points which will be calculated by Ex-Post Evaluation Base Points under the Previous Plan will be granted to the External Directors who were elected at the Extraordinary General Meeting of Shareholders (December 5, 2018) and took office as of January 8, 2019.

[Calculation Formula of Share Conversion Points granted to Eligible Persons II]

Initial base points for annual grant × 100%

*	All of the base points granted to Eligible Persons II shall be reduced at the calculation of share conversion points.

If an Eligible Person II resigns from the office of External Director (excluding the case of resignation due to his/her own convenience or dismissal), the share conversion points will be granted to him/her and he/she may be vested, etc. the number of Company Shares, etc. corresponding to the share conversion points from the Trust, just as if he/she had held office as an External Director until the expiry of the Plan Period.

(Calculation of Share Conversion Points under Plan III)

Among those who are granted the above base points, the share conversion points shall be granted to Eligible Persons III who hold office as a Member of the Audit and Supervisory Committee as of June 1 of the year following the creation of the Trust in accordance with the following formula.

[Calculation Formula of Share Conversion Points granted to Eligible Persons III]

Initial base points for annual grant × 100%

*	All of the base points granted to Eligible Persons III shall be reduced at the calculation of share conversion points.

If an Eligible Person III resigns from serving as a Member of the Audit and Supervisory Committee (excluding the case of resignation due to his/her own convenience or dismissal), the share conversion points will be granted to him/her and he/she may be vested, etc. the number of Company Shares, etc. corresponding to the share conversion points from the Trust, just as if he/she had held office as a Member of the Audit and Supervisory Committee until the expiry of the Plan Period.

(5)	Method and Timing of Vesting, etc. of Company Shares, etc. to Eligible Persons I, II and III

Eligible Persons I who meet the requirements for Beneficiaries may, by following the specified procedures to be designated as a Beneficiary each year during the trust term, receive 50% of the Company shares (the number of shares less than one (1)share unit will be disregarded) corresponding to the share conversion points and also receive money equivalent to the residual Company shares (including those equivalent to the number of shares less than one (1) share unit described above) that are converted into cash under the Trust after a specified period from the receipt of the share conversion points.

Eligible Persons II who meet the requirements for Beneficiaries may, by following the specified procedures to be designated as a Beneficiary three (3) years after the date when base points will be granted, receive 50% of the Company shares (the number of shares less than one (1) share unit will be disregarded) corresponding to the share conversion points which will be calculated by those base points and also receive money equivalent to the residual Company shares (including those equivalent to the number of shares less than one (1) share unit described above) that are converted into cash under the Trust. However, the External Directors who were elected at the Extraordinary General Meeting of Shareholders (December 5, 2018) and took office as of January 8, 2019 may, at the time of their resignation/retirement, receive delivery of the shares of the Company and monies corresponding to the share conversion points calculated by the Ex-Post Evaluation Points under the Previous Plan.

Eligible Persons III who meet the requirements for Beneficiaries may, by following the specified procedures to be designated as a Beneficiary three (3) years after the date when base points will be granted, receive 50% of the Company shares (the number of shares less than one (1) share unit will be disregarded) corresponding to the share conversion points which will be calculated by those base points and also receive money equivalent to the residual Company shares (including those equivalent to the number of shares less than one (1) share unit described above) that are converted into cash under the Trust.

In the event that a Director who is an Eligible Person I/II/III dies during the trust term, the inheritor of such Eligible Person I/II/III will convert into cash within the Trust any and all of the shares of the Company corresponding to the share conversion points granted to such Eligible Person I/II/III, and will receive such monies.

(6)	Maximum Monetary Amount of Trust Money Contributed to and Maximum Number of Company Shares to Be Vested, etc. by the Trust

The Company is scheduled to pay trust money of JPY 3.66 Bn. (*10) to the Trust.

(*10)

The Company plans to obtain approval for the proposal to the Shareholders’ Meeting of the upper limit of JPY 5 Bn. per the period of the consecutive three (3) fiscal years for the amount to be paid for Plan I (JPY 4.5 Bn.), Plan II (JPY 0.3 Bn.) and Plan III (JPY 0.2 Bn.). If the proposal is approved, the above upper limit shall be set as trust money contributed to the Trust during the Plan Period. The above upper limit of trust money considers the potential increase in the number of Eligible Persons I, II and III and various factors such as economic situations, etc.

The aforementioned scheduled amount is calculated by adding trust fees and trust expenses to the funds to acquire shares calculated in consideration of current basic compensation, etc. of the Eligible Persons I, II, and III.

During the trust term, the total number of Company Shares, etc. to be vested, etc. to Eligible Persons I, II and III shall be up to the number that is obtained by dividing (1) the upper limit of the trust money, which is JPY 5 Bn. (JPY 4.5 Bn. for Plan I, JPY 0.3 Bn. for Plan II and JPY 0.2 Bn. for Plan III) paid to the Trust by (2) the closing price of Company shares on the Tokyo Stock Exchange as of July 1 of the year of creation of the Trust (“Upper Limit Number of the Vesting of Shares for Plans I, II and III”), for each Plan Period. If a closing price on the said date does not exist, the closing price on the date on which transactions are made immediately before the said date will be applicable.

(7)	Method for the Trust to Acquire Company Shares

The Trust shall schedule the acquisition of Company shares from the stock market to the extent of the funds to acquire shares, as specified in (6) above. With respect to the Trust, it will take over the residual shares from the Company BIP Trust which was established in fiscal 2016.

(8)	Exercising Voting Rights Related to Company Shares under the Trust

Voting rights related to Company shares under the Trust (i.e., Company shares before being vested, etc. to Eligible Persons I, II and III pursuant to (5) above) shall not be exercised during the trust term, to ensure the neutrality of Company management.

(9)	Treatment of Dividends Related to Company Shares under the Trust

Dividends related to Company shares under the Trust shall first be received by the Trust and then paid to Eligible Persons I, II and III (or their inheritors in case of (5)) corresponding to the number of Company Shares, etc. that are vested, etc. from the Trust, along with Company Shares, etc. that are vested, etc. pursuant to (5) above. Any residuals at the expiry of the Trust will be donated to organizations that have no conflict of interest with the Company and the Company Directors.

(10)	Treatment at the End of the Trust Term

If there are residual shares at the end of the trust term due to non-attainment of performance targets, resignation due to his/her own convenience, dismissal, etc. during the Plan Period, the Trust may continue to be used as the same type of incentive plan as Plans I, II and III by changing the trust agreement and paying additional money to the Trust. If the Trust is terminated by expiry of the trust term, the Trust will voluntarily convey the residual shares to the Company as a measure of shareholder returns, and the Company will cancel the said shares by resolution of the Board of Directors.

(Reference)

[Trust Agreement]

(1) Type of Trust:	Money trust other than a specified money trust for separate investment (Third party benefit trust)

(2) Purpose of Trust:	To grant incentives to Directors.

(3) Trustor:	The Company

(4) Trustee:	Mitsubishi UFJ Trust and Banking Corporation (Co-trustee: The Master Trust Bank of Japan, Ltd.)

(5) Beneficiaries:	Person(s) who meet beneficiary requirements among Directors.

(6) Trust administrator:	A third person who has no conflict of interest with the Company (Certified public accountant)

(7) Date of trust agreement:	August 3, 2016 (the amendment contract for the trust term extension, etc. is scheduled to be concluded as of August 1, 2019)

(8) Trust term:	From August 3, 2016 to the end of August 2019 (the amendment contract dated August 1, 2019 is scheduled to extend the trust term until the end of August 2022)

(9) Start of the Plan:	July 1, 2019 (scheduled)

(10) Exercise of voting rights:	No voting rights will be exercised

(11) Type of acquired shares:	Common Company shares

(12) Total amount of shares to be acquired:	3.66 billion yen (scheduled) (including trust fees and trust expenses)

(13) Time to acquire shares:	From August 2, 2019 (scheduled) to the end of August, 2019 (scheduled) (excluding the five (5) business days before the end of each fiscal period (including the quarterly fiscal period))

(14) Manner of share acquisition:	To be acquired from the stock exchange market

(15) Vested rights holder:	The Company

(16) Residual properties:	Residual properties that the Company, which is the holder of vested rights, can receive are within the extent of allowances for trust expenses, which are calculated by deducting funds to acquire Company shares from the trust money

[Affairs related to Trust and Shares]

(1) Affairs related to trust:	Mitsubishi UFJ Trust and Banking Corporation will be the Trustee of the Company BIP Trust and will engage in affairs related to the Trust.

(2) Affairs related to shares:	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. will engage in affairs related to vesting Company shares to Beneficiaries based on the agreement of entrustment of affairs.

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Media Contacts:

Ai Yoshikawa

ai.yoshikawa@takeda.com

+81 (0) 3-3278-3004

Better Health, Brighter Future

News Release

Continuation of Stock Grant System (Global Long-Term Incentive Plan)

for Company Group Management in Japan and Overseas in Fiscal 2019

Osaka, Japan, May 14, 2019 — Takeda Pharmaceutical Company Limited (“Company”) (TSE: 4502/NYSE: TAK) announced that the meeting of the Board of Directors held today resolved to continue the global long-term incentive plan (“Plan”) in fiscal 2019. The Plan was first introduced in fiscal 2014 as a stock grant system for Company Group Management in Japan and overseas.

In addition, the meeting of the Board of Directors held on the same day resolved to issue new stocks through third-party allotment (“Issuance of New Stocks”) associated with the continuation of the Plan. For details of the Issuance of New Stocks, please refer to “Notice Concerning Issuance of New Stocks through Third-Party Allotment associated with Continuation of Stock Grant System (Global Long-Term Incentive Plan) for Company Group Management in Japan and Overseas in Fiscal 2019” released today.

1.	Outline of the Plan

(1)

The Company introduced this Plan in fiscal 2014 for Company Group Management in Japan and overseas as a highly transparent and objective incentive plan that is closely linked to company performance. The purpose of this Plan is to improve the Company’s mid- and long-term performance as well as raise awareness of the need to enhance the Company’s value.

(2)

The Stock Grant ESOP (Employee Stock Ownership Plan) Trust (“ESOP Trust”) was adopted for the Plan. The Trust term of the ESOP Trust already established in fiscal 2016 will be extended with entrustment of additional money to the said Trust, in order to allow the Plan to be continued in fiscal 2019. The ESOP Trust is an employee incentive plan based on the ESOP system in the U.S.A. wherein Company shares that are acquired by the ESOP Trust and the amount of money equivalent to Company shares converted into money (“Company Shares, etc.”) will be vested or paid (“vested, etc.”) to employees based on their job positions and the achievement of performance indicators, etc. (*), along with dividends from Company shares.

(3)

The period when Company Group Management in Japan and overseas receives Company Shares, etc. and dividends from Company shares under this Plan will be a period specified each year during the Trust term.

(4)

This Plan is for Company Group Management in Japan and overseas and is expected to have the effects of encouraging Company Group Management to work together under the global framework and of raising their awareness of the need to improve the Company Group’s performance. Company Shares, etc. and dividends from Company shares will paid according to the job positions of all Management personnel, on an individual basis, and achievement of performance indicators, etc., subject to having completed one year or longer of continued service at the Company in principle. This Plan thereby grants mid- and long-term incentives for improvement of the Company’s value to each member of the Management personnel and is expected to increase the effect of retaining Management.

1

(*)

The Company extends the Trust term of the ESOP Trust already established in fiscal 2016 wherein persons meeting the specified requirements from among the Company Group Management serve as Beneficiaries and additional money is entrusted to the Trust to acquire Company shares. This Trust will acquire Company shares from the Company (“Issuance of New Stocks”). The number of target shares will be calculated by deducting the number of the Company shares expected to remain after the vesting, etc. of the Company shares to be scheduled by July 2019 among the number of shares remaining today as trust assets of this Trust from the number of Company shares expected to be vested, etc. to Beneficiaries based on the policies on Long-Term Incentive Plan that are provided for by the Company in advance. Then, according to the policies on Long-Term Incentive Plan, each year the said Trust will vest, etc. to Beneficiaries Company Shares, etc. and dividends from Company shares based on the job position of Beneficiaries or achievement of performance indicators, etc. All of the funds for the Trust to acquire Company shares will be contributed by the Company and therefore the Beneficiaries will bear no burden in this regard.

2.	Structure of the ESOP Trust (extension)

(1)	The Company resolved to continue the Long-Term Incentive Plan in fiscal 2019 by the Board of Directors meeting.

(2)

The Company extends the term of the Trust already established (“Trust”) wherein Mitsubishi UFJ Trust and Banking Corporation is a Trustee and Company Group Management who meet beneficiary requirements are Beneficiaries, and entrusts additional money to the Trust.

(3)

The Trustee (of the Trust) acquires Company shares from the Company (“Issuance of New Stocks”) using money contributed in procedure (2) and any remaining cash in the current Trust in accordance with the directions of the Trust administrator.

(4)	Dividends will be paid for Company shares under the Trust as well as other Company shares.

(5)	Voting rights will not be exercised during the Trust term with regard to Company shares under the Trust.

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(6)

During the Trust term, pursuant to the policies on Long-Term Incentive Plan of the Company, Beneficiaries will receive Company shares equivalent to a certain ratio of share conversion points after the points have been granted. Meanwhile, the Company shares in a number equivalent to the remaining share conversion points will be converted into cash in the Trust determined by the provision of the Trust Agreement and the monetary equivalent will be received (Dividends from Company shares will also be paid to Beneficiaries corresponding to the number of Company Shares, etc. that are vested, etc. by the Trust.)

(7)

If there are residual shares at the expiry of the Trust term due to non-achievement of performance targets or for other reasons during the Trust term, the Trust may continue to be used as a type of incentive plan similar to this Plan by changing the trust agreement and by entrusting additional money to the Trust, or the Trust may voluntarily convey the said residual shares to the Company and the Company may acquire them without payment and cancel the residual shares by a resolution at the Board of Directors meeting.

(8)

Residual properties after distribution to Beneficiaries at the end of the Trust will belong to the Company to the extent of allowances for trust expenses, which are calculated by deducting the funds to acquire Company shares from the Trust money. The portion exceeding the allowances for trust expenses will be donated to groups that have no conflict of interest with the Company and the Company Directors.

(Note)	If there are no Company shares under the Trust due to the vesting, etc. of Company Shares, etc. to Beneficiaries or for other reasons, the Trust will be discontinued before the expiry of the Trust term.

The Company may entrust additional money to the Trust as funds to acquire Company shares.

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(Reference)

[Trust Agreement]

(1) Type of Trust:	Money trust other than a specified money trust for separate investment (Third party benefit trust)

(2) Purpose of Trust:	To grant incentives to Company Group Management in Japan and overseas

(3) Trust settlor :	The Company

(4) Trustee:	Mitsubishi UFJ Trust and Banking Corporation (Co-trustee: The Master Trust Bank of Japan, Ltd.)

(5) Beneficiaries:	Person(s) meeting beneficiary requirements from among the Company Group Management in Japan and overseas

(6) Trust administrator:	A third person who has no conflict of interest with the Company (Certified public accountant)

(7) Date of trust agreement:	May 20, 2016 (an amendment agreement is scheduled to be executed regarding the extension of the Trust term as of May 31, 2019)

(8) Trust term:	From May 20, 2016 to the end of August 2019 (the Trust term is scheduled to be extended to the end of August 2022 based on the amendment agreement executed as of May 31, 2019)

(9) Start of the Plan:	Granting base points on July 1, 2019 (scheduled)

(10) Exercise of voting rights:	No voting rights will be exercised

(11) Type of acquired shares:	Common Company shares

(12) Total amount of shares to be acquired:	Approximately 49 billion yen (scheduled) (including trust fees and trust expenses)

(13) Manner of share acquisition:	To be acquired from the Company (“New Stock Issuance”)

(14) Vested rights holder:	The Company

(15) Residual properties:	Residual properties that the Company, which is the holder of vested rights, can receive are within the extent of allowances for trust expenses, which are calculated by deducting funds to acquire Company shares from Trust money

[Affairs related to Trust and Shares]

(1) Affairs related to trust:	Mitsubishi UFJ Trust and Banking Corporation will be the Trustee of the ESOP Trust and will engage in affairs related to the Trust.

(2) Affairs related to shares:	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. will engage in affairs related to vesting Company shares to Beneficiaries based on the agreement of entrustment of affairs.

Media Contacts:

Ai Yoshikawa

ai.yoshikawa@takeda.com

+81 (0) 3-3278-3004

###

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Better Health, Brighter Future

News Release

Notice Concerning Issuance of New Stocks through Third-Party Allotment associated with

Continuation of Stock Grant System (Global Long-Term Incentive Plan) for Company Group

Management in Japan and Overseas in Fiscal 2019

Osaka, Japan, May 14, 2019 — Takeda Pharmaceutical Company Limited (“Company”) (TSE: 4502/NYSE: TAK) announced that the meeting of the Board of Directors held today resolved to issue new stocks through third-party allotment (“Issuance of New Stocks”) associated with the continuation of the stock grant system (Global Long-Term Incentive Plan; “Plan”) for Company Group Management in Japan and Overseas in fiscal 2019.

1.	Outline of issuance

(1)	Payment date	Monday, June 10, 2019

(2)	Type and number of stocks to be issued	Common Company shares; numbering 11,350,000 shares

(3)	Issuance price	4,318 yen per share

(4)	Total value of stocks to be issued	49,009,300,000 yen

(5)	Planned allottee	The Master Trust Bank of Japan, Ltd. (trust account for Stock grant ESOP )

(6)	Other	The Issuance of New Stocks shall be subject to the effectiveness of the registration pursuant to the Financial Instruments and Exchange Act of Japan.

2.	Purpose of and reason for issuance

The Company introduced this Plan in fiscal 2014 for Company Group Management in Japan and overseas as a highly transparent and objective incentive plan that is closely linked to company performance. The purpose of this Plan is to improve the Company’s mid- and long-term performance as well as raise awareness of the need to enhance the Company’s value. The meeting of the Board of Directors held today resolved to continue the Plan in fiscal 2019. For the outline of this Plan, please refer to “Continuation of Stock Grant System (Global Long-Term Incentive Plan) for Company Group Management in Japan and Overseas in Fiscal 2019” released today.

The Company will implement the Issuance of New Stocks associated with the continuation of the Plan in fiscal 2019 and the extension of the trust term of the ESOP Trust already established in fiscal 2016 (“Trust”), in a manner to issue its stocks through third-party allotment to The Master Trust Bank of Japan, Ltd., a co-trustee of the stock grant ESOP trust agreement that the Company entered into with Mitsubishi UFJ Trust and Banking Corporation.

1

The number of shares to be issued is 11,350,000 shares, which is calculated by deducting the number of the Company shares expected to remain after the vesting, etc. (including the payment of the amount of money equivalent to the Company shares converted into money within the Trust; the same shall apply hereinafter) of the Company shares to be scheduled by July 2019 among the number of shares remaining today as trust assets of this Trust from the number of Company shares expected to be vested, etc. to Company Group Management based on the policies on Long-Term Incentive Plan. The effect of dilution will be 0.73% to the total number of outstanding shares, numbering (excluding the treasury shares) 1,565,005,908 shares, as of the end of March 2019 (rounding off to two decimal places; the ratio to the total number of voting rights of 15,638,903 as of the end of March 2019: 0.73%).

The Company shares to be allocated through the Issuance of New Stocks will be vested, etc. to Company Group Management based on the policies on Long-Term Incentive Plan. The Company does not assume that these shares will flow into the stock market at once and, thus, judges that the impact on the secondary market will be minor and the issuance volume and the effect of dilution would therefore be reasonable.

3.	Outline of trust agreement

(1)	Type of Trust:	Money trust other than a specified money trust for separate investment (Third party benefit trust)

(2)	Purpose of Trust:	To grant incentives to Company Group Management in Japan and overseas

(3)	Trust settlor:	The Company

(4)	Trustee:	Mitsubishi UFJ Trust and Banking Corporation (Co-trustee: The Master Trust Bank of Japan, Ltd.)

(5)	Beneficiaries:	Person(s) meeting beneficiary requirements from among the Company Group Management in Japan and overseas

(6)	Trust administrator:	A third person who has no conflict of interest with the Company (Certified public accountant)

(7)	Date of trust agreement:	May 20, 2016 (an amendment agreement is scheduled to be executed regarding the extension of the Trust term as of May 31, 2019)

(8)	Trust term:	From May 20, 2016 to the end of August 2019 (the Trust term is scheduled to be extended to the end of August 2022 based on the amendment agreement executed as of May 31, 2019)

(9)	Start of the Plan:	Granting base points on July 1, 2019 (scheduled)

(10)	Exercise of voting rights:	No voting rights will be exercised

4.	Basis of calculation of the amount to be paid and details thereof

The purpose of the Issuance of New Stocks is to continue the Plan.

In order to avoid arbitrariness impacting an issuance price, the issuance price is set at 4,318 yen, the closing price of the Company shares on the Tokyo Stock Exchange (“TSE”) on May 13, 2019, the business day immediately preceding the day on which the meeting of the Board of Directors decided on the Issuance of New Stock, in compliance with the “Guidelines Concerning Treatment of Capital Increase by Third Party Allotment” of the Japan Securities Dealers Association.

2

The reason for adopting the closing price of the Company shares on the business day immediately preceding the day on which the meeting of the Board of Directors decided on the Issuance of New Stock as the issuance price is that this price represents the Company’s fair corporate value in the stock market and is thus determined to be reasonable as the issuance price.

The said price is i) the value obtained by multiplying 4,176 yen (less than 1 yen is rounded down), the average of the closing prices of Company shares in the TSE in the month (from April 15, 2019 to May 13, 2019) immediately preceding the resolution of the meeting of the Board of Directors, by 103.40% (rate of deviation: 3.40%; rounding off to two decimal places; the same shall apply hereinafter), and ii) the value obtained by multiplying 4,455 yen (less than 1 yen is rounded down), the average of the closing prices of Company shares for the latest three months (from February 14, 2019 to May 13, 2019) immediately preceding the resolution of the meeting of the Board of Directors, by 96.92% (rate of deviation: -3.08%), and iii) the value obtained by multiplying 4,315 yen (less than 1 yen is rounded down), the average of the closing prices of Company shares for the latest six months (from November 14, 2018 to May 13, 2019) immediately preceding the resolution of the meeting of the Board of Directors, by 100.07% (rate of deviation: 0.07%).

Accordingly, the Company determines that the said price does not fall under the category of especially advantageous terms.

The Company’s Audit & Supervisory Committee, consisting of four Directors who are Audit & Supervisory Committee members, of which three are External Directors, also expressed its opinion that the grounds for calculation of the issuance price were reasonable and that the said price did not fall under the category of especially advantageous terms.

5.	Procedures in the Code of Corporate Conduct

In the Issuance of New Stocks, the dilution rate is less than 25% and changes in controlling shareholders are not involved. Accordingly, it is not subject to procedures for obtaining an opinion from an independent third party and confirmation of the intent of shareholders specified by Article 432 of the Securities Listing Regulations established by the TSE.

Media Contacts:

Ai Yoshikawa

ai.yoshikawa@takeda.com

+81 (0) 3-3278-3004

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